Exhibit 99.2

Energy Vault Proposed Business Combination with Novus Capital Corporation II

Investor Conference Call Transcript

September 9, 2021 | 8:30am ET

Presenters

Robert J. Laikin, Chief Executive Officer of Novus Capital Corporation II

Robert Piconi, CEO and co-founder of Energy Vault

Presentation

Operator

Greetings and welcome to the Novus Capital Corporation II and Energy Vault transaction announcement conference call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, Energy Vault and Novus Capital Corporation II expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and Novus Capital Corporation II’s filings with the SEC for a discussion of the risks that can affect the business combination, Novus’ and Energy Vault’s businesses and the business of the combined company after completion of the proposed business combination. We will also discuss certain forward-looking non-GAAP financial measures which are not prepared in accordance with generally accepted accounting principles. Please refer to the safe harbor disclaimer and non-GAAP financial measures discussion in our investor presentation, which is available on our website at www.energyvault.com/investor-relations.

I would now like to turn the conference over to Robert Laikin, CEO of Novus Capital Corporation II. Please go ahead.

Robert J. Laikin, Chief Executive Officer of Novus Capital Corporation II

Thank you for joining us on today’s call. Throughout much of this year I, and the rest of the Novus Capital team have been focused on identifying a company that is truly unique with an innovative, differentiated story, a first of its kind, a game changer of a company with a robust solution that effectively addresses a critical environmental problem.

Since February of this year since we launched our IPO we talked with over 150 companies it was a very robust and disciplined process. Today I am pleased to announce that we have found Energy Vault, a company whose technology is designed to solve two of the biggest challenges within the renewables space: energy storage and intermittency.

I will briefly highlight four important reasons why we are so excited about Energy Vault’s business and the investment opportunity.

First, there is a large market opportunity for the Energy Vault Solution given the increased demand for energy storage solutions. Demand for clean energy is growing globally, with renewables expected to generate 90% of total energy by the year 2050. Because of this, energy storage deployments are expected to grow to 300 Gigawatt hours by the year 2025 and at a 20% compounded annual growth rate to ~830 Gigawatt hours by the year 2030, marking a massive opportunity for Energy Vault. Additionally, both governmental mandates and corporations focused on reducing energy use, cost and emissions will provide underlying support for the shift to renewable sources.

Second, the company has built a proprietary, unique solution to energy storage, backed by some of the biggest names in the energy sector. Energy Vault has developed an on-demand, grid-scale, gravity-based, energy storage solution that we believe is critical for the world’s transition to renewable energy. The company’s system is expected to have several attractive attributes to customers, including:

•	A low cost levelized platform that requires minimal opex and capex investment
•	It is highly scalable in terms of how many gigawatt hours can be deployed and it supports a local supply chain which drives jobs within a region a system is deployed
•	The Energy Vault solutions provide flexibility in both power and duration to meet demand, with minimal degradation in the storage medium.
•	And their structure can be built in a multitude of environments, abiding by international building codes and provides a safe and environmentally sustainable option to utilities and corporations.

The Third reason for our excitement is the technology. Energy Vault has worked diligently to develop, commercialize and protect their intellectual property through several patents. The company already has been awarded 4 patents with an additional 20 patents pending.

And the fourth reason is this management team. This team came from great companies and have been senior executives at Danaher, Stem, SpaceX, Canadian Solar, and Foster Wheeler. These folks know how to build and manage large scale projects on time and under budget.

The transaction has a pro forma enterprise value of $1.1 billion, which we think is a very attractive valuation entry point relative to Energy Vault’s public peers. This transaction, including the proposed $100 million PIPE, will raise a little over $388 million for the pro forma company, assuming no redemptions from Novus II.

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In closing, we are excited to work with Rob Piconi and the entire team at Energy Vault. They have built a game changing platform, and we are thrilled to work with them as they accelerate their growth trajectory over the coming years. With that, I will turn it over to Rob Piconi, the Chief Executive Officer of Energy Vault

Robert Piconi, CEO and co-founder of Energy Vault

Thanks, Bob. Appreciate the partnership and thank you to everyone joining the call today.

At Energy Vault, we set out to solve one of the biggest problems facing our planet today – how to store energy from intermittent renewable sources in both an economic and a sustainable way to produce dispatchable power, so we can end our reliance on fossil fuels. We are excited to be sharing with public investors for the first time details about our energy storage breakthrough, our Vision and Mission of the Company that power our people every day, and why we are so well positioned to address the urgent need and significant unmet demand for renewable energy storage. For many of the reasons that Bob just highlighted about our solution, we believe we are uniquely positioned to address this market and the global imperative toward the decarbonization of our planet. The last 12 months have seen a pronounced shift toward renewables and decarbonization initiatives across all sectors of the market -- some of the largest investment funds, like Blackrock, announced shifts in capital allocation. Large public and private companies like Amazon and Microsoft announced major net zero initiatives, and the largest countries and governments in the world that historically had never made public commitments to carbon emission reductions have made formal milestone commitments.

In the 30 years of my career working in both Fortune 100 public and private companies, in some of the largest market sectors -- energy, telecommunications and healthcare – it is very rare to see a confluence of having the right market growth market conditions, the right product at the right time that solves an urgent, global problem for our society. And with significant demand on every continent, and few economic and sustainable alternative until now. As I share some visibility to the scope of some of the near and intermediate-term demand, and the breadth of the recent customer adoption as we move to the deployment and execution phase of our technology, I think you will be as excited about our company as we are, and why this is a tremendous opportunity for investors to partner with us now.

When Bill Gross from Idealab called me 4 years ago about engaging on a new idea for renewable energy storage, I understood well the magnitude of the problem we were looking to solve. We set out with a clear Mission to accelerate the decarbonization of our planet with the Vision of being the most prominent and impactful Energy Storage company of the 21st century.

Yet it was fundamental for us as Founders of the company that we work within 3 key parameters that became the drivers of our innovation:

•	Time to Market: This was fundamental that we look at the climate crisis that is happening now, as we have seen with more and more severe weather events that have resulted in substantial loss of human life. This meant that long term and unproven, higher risk chemistries and science roadmaps were off limits. It also meant that we needed low-risk and predictable supply chains, ideally to maximize positive impact to local economies and job creation.

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•	Economics: In my experience, if you can solve a problem that has a strong business case at a price the customer is willing to pay for because it makes economic sense, without relying on subsidies or other externalities, you will have a winning solution. This is what absorbed much of our innovation as this is one of the largest problems to solve with energy storage. You can burn almost anything and cheaply create energy (i.e., coal/gas) and now wind and solar generation is 50-75% cheaper that fossil fuel generation – the problem is the cost to actually store electrons has historically been a factor of 4 to 5 times the cost to created energy. This required a relentless look at alternative, cheaper materials, ideally ones that did not degrade in storage capacity over time, and that could be local and available in large quantities to not risk the supply chain. It also required the use of software, AI and computerized control to automate functions to dynamically respond and make decisions in real time, and generally accomplish things cheaply that would be too costly and difficult for humans to do.

•	Sustainability and Safety: Probably as tough as solving the economic equation – as we were not aiming to solve one environmental problem, while creating one in the meantime. This meant certain fundamental building materials were off limits to us – concrete for example, and other chemical components like Lithium or other rare metals that had end of life disposal and environmental problems. This also required tremendous innovation, creativity and even partners to minimize the development cycle. But it also meant that it had to be safe to operate and not unduly risk human life, let alone reliable operating performance. The lithium chemical battery fires last month at the Tesla battery storage facility in Australia are an important example and warning of the dangers of some existing technologies as companies are trying to race to solve the problem, and unfortunately utilizing unsafe or environmentally unsound materials in the process. Time must be taken to innovate to solve these problems.

Energy Vault is addressing this problem within these three parameters to create the breakthrough that is now being selected by some of the largest energy providers in the world as you may have seen earlier this year from announcements with Saudi Aramco Energy Ventures and posts from Enel Green Power. We developed a proprietary platform and technology which integrates conventional physics leveraging gravity, which is the basis of 90% of all energy storage today through pumped hydroelectric dams, while designing a structure that can be built anywhere you can build a building, that uses unique elevator systems to raise and lower 30 ton composite blocks that store and discharge the electricity, without degradation in storage capacity – all of this fully automated with machine vision software and computerized control.

Some of our main milestones from the last 4 years consist of the following:

•	After founding the company in late 2017, we built a ¼ scale prototype in 2018 to prove out the main fundamentals of the technology. Starting with the gravity based charging and discharging, software automation and important developments with CEMEX’s materials science lab in Switzerland, which allowed us to replace concrete with local soil from foundation excavation to make up 96% of the composite brick material, again all locally sourced.

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•	This material science collaboration with CEMEX enabled not only ultra-low cost with local soil, but the ability to use other waste materials, otherwise destined for landfills, for beneficial re-use – materials we would be paid to utilize. These materials included coal ash, fiberglass from de-commissioned wind blades (as was recently posted with Enel Green Power), tailings from mining processes, and even concrete debris. This innovation allows a tremendous circular economic value proposition for our customers that are making the clean energy transition while solving for large environmental liabilities on their balance sheet for disposal costs.

•	We announced a large Series B funding from Softbank in July 2019 of $110M as we chose to go right to commercial scale with the first long duration storage platform, EV1, at full 5MW power scale. This system was interconnected to the Swiss national grid in July 2020 and commissioned to prove out all critical operating parameters during the 2H of 2020. The performance included a round trip system efficiency measurement of more than 75% utilizing standard, off the shelf motors and inverters, a benchmark versus other mechanical or thermodynamic processes. We also optimized the process and manufacturing of the composite brick production locally at the site.

•	As we developed and were building the longer duration EV1 platform in 2019, our customers also asked us to develop something to address their shorter duration storage needs starting at 2+ hours, with higher power capabilities to give them an alternative to lithium ion batteries, and also something that would not degrade and require additional “augmentation” capex with time. They also preferred something significantly lower in height that could be simply permitted as a building as opposed to a tall rotating crane as our EV1 is. Well we listened – and in stealth began development of a new modular and flexible platform called EVx.

•	EVx is designed to leverage all of the main technology elements demonstrated at scale in Switzerland. The gravity and potential energy, high round trip efficiency, long asset life, software automation and the same composite bricks with no degradation in storage capacity over time, but packaged in a smaller, modular architecture that can be built for higher power and shorter duration needs, while scaling seamlessly to longer duration needs. Due to the simplified vertical motion, the round trip efficiency improvements are expected in the 80-85% range, right from the start from the rotating crane model at 75%. We first announced the new EVx platform concurrent with the Saudi Aramco Energy Ventures investment in April earlier this year, and was the basis of our announced collaboration with Enel Green Power, which includes the wind blade fiberglass recycling and remediation.

In the end, for investors, this is a story of the numbers.

Significant and growing market. To frame this, demand for clean energy is growing globally, with renewables expected to become 90% of total energy generation by 2050. In the more near term, Storage deployments by 2030 are expected to grow at a 20% CAGR to almost 830 GWH, reaching 300 GWH in just the next 4 years by 2025.

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Grid-scale energy storage capacity will need to increase tenfold in the next ten years, with over $270 billion of investment expected over that timeframe.

There is a large pipeline and sales funnel of current customer engagements across 5 continents, over $30 billion of direct potential opportunity over the next 5-7 years as shared in our investment presentation.

Near term, we have 8 executed agreements and LOI’s for 1,220 MW hours of storage capacity, which equates to $368 million of bookings. In addition, we have 18 other agreements in various phases of commercial contracting for multi-GW hours of storage capacity.

We expect to generate revenue of $148 million in 2022 as we begin recognizing revenue from the projects coming online. Over the next 4 years, in 2025 our revenue is expected to increase to $2.8 billion, with an expected Adjusted EBITDA margin of approximately 24%, reflecting the impact of further technology integration and economies of scale.

With EVx, we expect industry leading levelized cost economics due to our use of ultra-low cost materials, software automation and lack of degradation in the storage capacity, with low operating expenses and a roadmap of continued improvements over time. There are a few third-party examples in our investment deck with competitive technology and company comparisons as well for you to look at.

We have a strong IP moat and patent portfolio. In the United States we have 4 issued patents, with 20 additional patents pending, 18 of which are international. These patents focus on four primary aspects of our technology and processes.

We built strong differentiation in sustainability: From the beneficial re-use of waste materials, no degradation in the storage medium and leveraging a localized supply chain that minimizes greenhouse gases from the transportation sector, we are unique in these attributes in energy storage. Our commercial pipeline supports the equivalent of up to 150 million tons of remediated material and an equivalent of up to 20 million tons of avoided CO2 emissions.

Last, but certainly not least – we have assembled one of the best management teams in the industry. Globally diverse, with a combination of deep domain expertise, large project development and construction experience, across the board public company experience with a track record of delivering results, and a universal passion toward broader clean energy adoption.

As a company, we are re-defining the role that energy storage can play in accelerating decarbonization while embracing our responsibility toward sustainable solutions within a circular economic framework. We thrilled to work with Bob Laikin, Larry Paulson and the rest of the Novus Capital Team with a transaction that results in a fully funded business plan. This is now a story about execution with the capital required to our customer needs – operational execution to deploy our technology to satisfy a massive market need and meet an urgent global imperative to address the climate crisis and decarbonize our planet. My team and I look forward to executing well for all of our customers, investors, employees and global stakeholders toward “Enabling a Renewable World”. Thank you very much.

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